UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HUYA Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

44852D108**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

with a copy to:

Ji Liu, Esq.

Latham & Watkins LLP

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Telephone: +852 2912-2501

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 44852D108 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “HUYA.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852D108	SCHEDULE 13D	Page 1 of 10 pages

1		NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	□
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,012,054
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,012,054
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,012,054
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 44852D108	SCHEDULE 13D	Page 2 of 10 pages

1	NAME OF REPORTING PERSONS Linen Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,012,054
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 81,012,054
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,012,054
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44852D108	SCHEDULE 13D	Page 3 of 10 pages

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares of HUYA Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou 511442, People’s Republic of China.

Item 2. Identity and Background

(a)This Schedule 13D is being filed jointly by:

(i)Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(ii)Linen Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Linen Investment”; Tencent and Linen Investment are collectively referred to as the “Reporting Persons”).

(b)The principal business address of each of Tencent and Linen Investment is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c)Tencent is an internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Linen Investment is a direct wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of Tencent and Linen Investment (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering on May 10, 2018, Linen Investment, a special purpose vehicle of Tencent, held 64,488,235 series B preferred shares of the Issuer, which Linen Investment purchased from the Issuer at a purchase price of US$461.6 million. Upon the completion of the initial public offering of the Issuer, each series B-2 preferred share was automatically converted into and re-designated as one class B ordinary share of the Issuer (“Class B Ordinary Share”) on a one-to-one basis.

CUSIP No. 44852D108	SCHEDULE 13D	Page 4 of 10 pages

Pursuant to the amended and restated shareholders agreement of the Issuer dated March 8, 2018 (the “Shareholders Agreement”), Linen Investment had a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares (directly from the Issuer and/or from JOYY Inc. (“JOYY”), an existing holder of Class B Ordinary Shares) at the then fair market price to reach 50.1% of the voting power in the Issuer on an as-converted and fully-diluted basis immediately upon the completion of such purchase. On April 3, 2020, Linen Investment exercised the option to purchase 16,523,819 Class B Ordinary Shares (the “Option Shares”) from JOYY pursuant to a share transfer agreement (the “Share Transfer Agreement”), dated April 3, 2020.

Linen Investment obtained the funds from Tencent, its parent holding company, to purchase the Option Shares. Tencent used working capital to fund the contribution to Linen Investment.

Item 4. Purpose of Transaction.

Share Transfer Agreement

Pursuant to the Share Transfer Agreement, JOYY transferred to Linen Investment 16,523,819 Class B Ordinary Shares for a purchase price of approximately US$262.6 million in cash. The Share Transfer Agreement contains customary representations, warranties and indemnities from each of Linen Investment and JOYY for a transaction of this nature.

Concurrently with the acquisition of Class B Ordinary Shares by Linen Investment pursuant to the Share Transfer Agreement, the Issuer increased the size of its board of directors (the “Board”) from five directors to nine directors and Linen Investment has appointed up to five directors to the Board by exercising its rights under the Issuer’s Third Amended and Restated Memorandum and Articles of Association.

Following the acquisition of Class B Ordinary Shares by Linen Investment pursuant to the Share Transfer Agreement, the Issuer intends to hold an extraordinary general meeting to adopt the Fourth Amended and Restated Memorandum and Articles of Association of the Issuer (the “Fourth Amended M&AA”). Linen Investment has delivered an irrevocable proxy to appoint the Issuer as its proxy and attorney-in-fact to vote at the extraordinary general meeting all of the Class B Ordinary Shares of Linen Investment in favor of the adoption of the Fourth Amended M&AA.

Pursuant to the Fourth Amended M&AA, Linen Investment and JOYY will have certain veto rights and board seat rights.

•

Veto Rights:  the Issuer may not take any of the following actions unless (a) for so long as Linen Investment and its affiliates collectively hold no less than 20% of the voting power in the Issuer on a fully diluted basis, prior written consent or affirmative vote of Linen Investment is obtained, and (b) for so long as JOYY and its affiliates collectively hold no less than 20% of the voting power in the Issuer on a fully diluted basis, prior written consent or affirmative vote of JOYY is obtained: (i) any related party transaction of the Issuer, the amount of which in any fiscal year equals to or exceeds 30% of the total assets of the Issuer and its subsidiaries as reflected on the audited consolidated financial statements of the Issuer for the immediately preceding fiscal year, whether in a single or a series of

CUSIP No. 44852D108	SCHEDULE 13D	Page 5 of 10 pages

transactions, other than transactions entered into in the ordinary course of business consistent with past practice; (ii) any direct or indirect sale, transfer, assignment or disposal of assets or business of the Issuer or any of its subsidiaries, the amount of which in any fiscal year equals to or exceeds 40% of the total assets of the Issuer and its subsidiaries as reflected on the audited consolidated financial statements of the Issuer for the immediately preceding fiscal year, whether in a single or a series of transactions; (iii) any issue of shares that carry more than one vote per share (including Class B Ordinary Shares), except for additional Class B Ordinary Shares issued to holders of Class B Ordinary Shares to mitigate the diluting effects of any enlargement of the Issuer’s equity incentive plan; and (iv) any issue of shares on such terms that effectively give any investor (other than Tencent and JOYY) veto rights similar to JOYY’s veto rights described above.

•

Board Seat Rights: (i) for as long as Linen Investment and its affiliates collectively hold no less than 20% of the issued share capital of the Issuer on a fully diluted basis, Linen Investment may appoint, remove and replace at least one director of the Issuer; (ii) for so long as Linen Investment and its affiliates collectively hold no less than 50% of the voting power in the Issuer, Linen Investment may appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in the Issuer; and (iii) for as long as JOYY and its affiliates collectively hold no less than 15% of the voting power in the Issuer on a fully diluted basis, JOYY may appoint, remove and replace one director.

The Fourth Amended M&AA will also provide, among other things,  that (i) the Issuer may by special resolution (as opposed to ordinary resolution) increase its share capital and appoint any person to be a director or remove a director (subject to Linen Investment’s and JOYY’s board seat rights) and (ii) a director appointed by the Board to fill a vacancy on the Board shall hold office until the next general meeting.

Shareholders Agreement

Pursuant to the Shareholders Agreement, the Issuer has granted certain demand registration rights, shelf registration rights and piggyback registration rights to the shareholders named therein, and such rights will terminate upon the earlier of (i) the fifth anniversary from the date of closing of the Issuer’s initial public offering and (ii) with respect to any holder of registrable securities, the date on which all of such holder’s registrable securities may be sold without registration in any 90-day period under Rule 144 of the United States Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Shareholders Agreement, Linen Investment had an exclusive right, exercisable between March 8, 2020 and March 8, 2021, to purchase such number of shares from the Issuer and/or from JOYY at the then fair market value, so that Linen Investment’s total voting power in the Issuer would reach 50.1% on an as-converted and fully-diluted basis, which Linen Investment has exercised.

Pursuant to the Shareholders Agreement and a letter agreement among the Issuer, JOYY, Linen Investment and the other parties thereto (the “Letter Agreement”), for so long as Linen Investment and its affiliates collectively hold 95% of the series B preferred shares of the Issuer (on an as-converted basis) that it acquired on March 8, 2018, Linen Investment has

CUSIP No. 44852D108	SCHEDULE 13D	Page 6 of 10 pages

a veto right on any proposed transaction that would constitute a Deemed Liquidation Event (as defined in the Shareholders Agreement) with, issuance and sale of any equity securities of the Issuer’s group companies to, and sale by certain shareholders of any equity securities of the Issuer’s group companies to, certain designated persons in privately negotiated transactions.

Pursuant to the Shareholders Agreement, for as long as Linen Investment and its affiliates collectively hold 20% of the issued share capital of the Issuer on a fully diluted basis, Linen Investment has the right to appoint at least one director. Notwithstanding the foregoing, any holder of a majority of the voting power in the Issuer has the right to appoint up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in the Issuer.

Except for the registration rights, the right to purchase additional shares, the veto right and the board seat right given to Linen Investment, each of which are described above, most other shareholders’ rights in the Shareholders Agreement have been terminated upon the completion of the Issuer’s initial public offering in May 2018.

Written Acknowledgment to Registration Rights Agreement

On April 3, 2020, the Issuer and JOYY entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has granted JOYY certain demand registration rights, shelf registration rights and piggyback registration rights with respect to shares held by it, including the Option Shares that were transferred to Linen Investment pursuant to the Share Transfer Agreement. Such registration rights with respect to the Option Shares were assigned to Linen Investment upon its signing of a written acknowledgment to the Registration Rights Agreement dated April 3, 2020 (the “Registration Rights Acknowledgement”).  Such registration rights held by Linen Investment will terminate upon the earlier of (i) the fifth anniversary from the date of closing of the transactions contemplated under the Share Transfer Agreement and (ii) the date on which all the Option Shares may be sold without registration in any 90-day period under Rule 144 of the Securities Act.

The foregoing descriptions of the Share Transfer Agreement, the Shareholders Agreement, the Letter Agreement and the Registration Rights Acknowledgement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Subject to the limitations as set forth in the Share Transfer Agreement, the Shareholders Agreement and the Registration Rights Acknowledgement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 44852D108	SCHEDULE 13D	Page 7 of 10 pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) 67,135,314 Class A Ordinary Shares issued and outstanding as of the date immediately prior to the closing of the transaction set forth in the Share Transfer Agreement, and (ii) 81,012,054 Class A Ordinary Shares convertible from 81,012,054 Class B Ordinary Shares owned by Linen Investment within 60 days from the date hereof.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tencent Holdings Limited	81,012,054	54.7%	81,012,054	0	81,012,054	0
Linen Investment Limited	81,012,054	54.7%	81,012,054	0	81,012,054	0

Linen Investment may be deemed to be the beneficial owner of 81,012,054 Class A Ordinary Shares issuable upon conversion of 81,012,054 Class B Ordinary Shares held of record by Linen Investment.

Tencent is the parent company of Linen Investment and may be deemed to have beneficial ownership of the securities held of record and deemed to be beneficially owned by Linen Investment.

CUSIP No. 44852D108	SCHEDULE 13D	Page 8 of 10 pages

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. As such, Linen Investment currently holds 50.9% of the voting power of the Issuer’s total issued and outstanding Ordinary Shares.

    To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c)Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d)Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Shareholders Agreement, the Letter Agreement, the Share Transfer Agreement and the Registration Rights Acknowledgement, and is incorporated herein by reference. A copy of each of these documents is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 44852D108	SCHEDULE 13D	Page 9 of 10 pages

Item 7.Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated April 10, 2020, by and among Tencent Holdings Limited and Linen Investment Limited
2

Amended and Restated Shareholders Agreement, dated March 8, 2018, among the Issuer, Linen Investment Limited and other parties thereto (incorporated by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-224202) of the Issuer, as amended, initially filed with the SEC on April 9, 2018)

3	Letter Agreement, dated April 3, 2020, among the Issuer, JOYY Inc., Linen Investment Limited and the other parties thereto
4	Share Transfer Agreement, dated April 3, 2020, among JOYY Inc. and Linen Investment Limited
5	Written Acknowledgement to Registration Rights Agreement, dated April 3, 2020, of Linen Investment Limited

CUSIP No. 44852D108	SCHEDULE 13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2020

tencent holdings limited

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

LINEN INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Iain Ferguson Bruce	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

Name	Present Principal Employment	Citizenship
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
David A M Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Linen Investment Limited

The names of the directors and the names and titles of the executive officers of Linen Investment Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Linen Investment Limited.

Name	Present Principal Employment	Citizenship
Director:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa

Executive officers:
N/A